The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated March 8, 2016

Pricing supplement no. To prospectus dated February 19, 2016, prospectus supplement dated February 19, 2016 and product supplement no. 4a-I dated November 7, 2014	Registration Statement No. 333-199966 Dated March , 2016 Rule 424(b)(2)

Structured Investments	$ Yield Notes Linked to the 10-Year U.S. Dollar ICE Swap Rate due March 22, 2017

General

•	The notes are designed for investors who do not think that the 10-Year U.S. Dollar ICE Swap Rate determined as described below, which we refer to as the Reference Rate, will have increased or declined from the Initial Reference Rate by more than the Buffer Amount of 30% as of the Observation Date. For example, assuming an Initial Reference Rate of 1.80%, investors will be taking the view that the Final Reference Rate will not be greater than 2.34%, which is equivalent to 130% of the assumed Initial Reference Rate (130% × 1.80% = 2.34%), or less than 1.26%, which is equivalent to 70% of the assumed Initial Reference Rate (70% × 1.80% = 1.26%). Investors should be willing to accept the risk of losing up to 70% of their principal if the Final Reference Rate is greater than or less than the Initial Reference Rate by more than the Buffer Amount. If the Final Reference Rate is greater than or less than the Initial Reference Rate by more than the Buffer Amount, at maturity investors will lose 1% of their principal for every 1% that the Final Reference Rate is greater than or less than the Initial Reference Rate by more than the Buffer Amount. In the example above, investors would start to lose principal if the Final Reference Rate is above 2.34% (130% of the Initial Reference Rate) or below 1.26% (70% of the Initial Reference Rate). If the Final Reference Rate is greater than or equal to 200% of the Initial Reference Rate or less than or equal to 0.00%, investors will lose 70% of their principal. See “Hypothetical Examples of Amounts Payable on the Notes" for additional hypothetical payment scenarios.

•	If the Reference Rate has not increased or declined from the Initial Reference Rate by more than the Buffer Amount as of the Observation Date, investors have the potential to receive a higher return than the current yield on a conventional debt security with the same maturity issued by us. Investors should be willing to forgo the potential to participate in any increase in the Reference Rate.

•	The notes will pay an Interest Payment of at least $33.4375 per $1,000 principal amount note on each Interest Payment Date over the term of the notes. The Interest Payment is a fixed amount and is not linked to the Reference Rate.

•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof

Key Terms

Reference Rate:	10-Year U.S. Dollar ICE Swap Rate (the “ICE Swap Rate”) determined as set forth under “Supplemental Terms of the Notes” in this pricing supplement
Interest Payment:

On each Interest Payment Date, you will receive an Interest Payment of at least $33.4375 per $1,000 principal amount note. The Interest Payment is a fixed amount and is not linked to the Reference Rate.

*The actual Interest Payment will be provided in the pricing supplement and will not be less than $33.4375 per $1,000 principal amount note.

Interest Payment Dates†:	June 22, 2016, September 22, 2016, December 22, 2016 and the Maturity Date
Payment at Maturity:	If the Final Reference Rate is greater than the Initial Reference Rate by up to the Buffer Amount, is equal to the Initial Reference Rate or is less than the Initial Reference Rate by up to the Buffer Amount, you will receive a cash payment at maturity, for each $1,000 principal amount note, equal to $1,000 plus the final Interest Payment.

If the Final Reference Rate is greater than the Initial Reference Rate by more than the Buffer Amount, at maturity you will lose 1% of the principal amount of your notes for every 1% that the Final Reference Rate is greater than the Initial Reference Rate by more than the Buffer Amount. Under these circumstances, your payment at maturity per $1,000 principal amount note, in addition to the final Interest Payment, will be calculated as follows:

$1,000 – [$1,000 × (Reference Rate Return – Buffer Amount)]

If the Final Reference Rate is greater than the Initial Reference Rate by more than the Buffer Amount, you will lose up to 70% of the principal amount of your notes at maturity.

If the Final Reference Rate is less than the Initial Reference Rate by more than the Buffer Amount, at maturity you will lose 1% of the principal amount of your notes for every 1% that the Final Reference Rate is less than the Initial Reference Rate by more than the Buffer Amount. Under these circumstances, your payment at maturity per $1,000 principal amount note, in addition to the final Interest Payment, will be calculated as follows:

$1,000 + [$1,000 × (Reference Rate Return + Buffer Amount)]

If the Final Reference Rate is less than the Initial Reference Rate by more than the Buffer Amount, you will lose up to 70% of the principal amount of your notes at maturity.

Buffer Amount:	30%
Reference Rate Return:	Final Reference Rate – Initial Reference Rate Initial Reference Rate
In no event, however, will the Reference Rate Return be greater than 100% or less than -100%.
Initial Reference Rate:	The Reference Rate on the Pricing Date
Final Reference Rate:	The Reference Rate on the Observation Date
Pricing Date:	On or about March 11, 2016
Original Issue Date (Settlement Date):	On or about March 16, 2016
Observation Date††:	March 17, 2017
Maturity Date†:	March 22, 2017
CUSIP:	48125U3C4
†	Subject to postponement as described under “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement no. 4a-I

†	Subject to adjustment as described under “Supplemental Terms of the Notes” in this pricing supplement

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-8 of the accompanying product supplement no. 4a-I and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$
(1)	See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.

(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. In no event will these selling commissions exceed $10.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-87 of the accompanying product supplement no. 4a-I.

If the notes priced today, the estimated value of the notes as determined by JPMS would be approximately $967.90 per $1,000 principal amount note. JPMS’s estimated value of the notes, when the terms of the notes are set, will be provided by JPMS in the pricing supplement and will not be less than $950.00 per $1,000 principal amount note. See “JPMS’s Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

March , 2016

Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the prospectus, as supplemented by the prospectus supplement, each dated February 19, 2016 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 4a-I dated November 7, 2014. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 4a-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

When you read the product supplement, note that all references to the prospectus dated November 7, 2014, or to any sections therein, should refer instead to the prospectus dated February 19, 2016, or to the corresponding sections of that prospectus, and all references to the prospectus supplement dated November 7, 2014, or to any sections therein, should refer instead to the prospectus supplement dated February 19, 2016, or to the corresponding sections of that prospectus supplement. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4a-I dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008407/e61359_424b2.pdf

•	Prospectus supplement and prospectus, each dated February 19, 2016: http://www.sec.gov/Archives/edgar/data/19617/000095010316011251/crt_dp63599-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Chase & Co.

Supplemental Terms of the Notes

The Observation Date is a Determination Date for purposes of the accompanying product supplement no. 4a-I, but is not subject to postponement under “General Terms of Notes — Postponement of a Determination Date.” Instead, it is subject to adjustment as described below.

With respect to the Observation Date, the Reference Rate refers to the 10-Year U.S. Dollar ICE Swap Rate, which is the rate for a U.S. dollar interest rate swap with a designated maturity of 10 years that appears on Reuters page “ICESWAP1” (or any successor page) at approximately 11:15 a.m., New York City time, on the Observation Date, as determined by the calculation agent. This rate is administered by ICE Benchmark Administration. If on the Observation Date, the Reference Rate cannot be determined by reference to Reuters page “ICESWAP1” (or any successor page), then the calculation agent will determine the Reference Rate for the Observation Date on the basis of the mid-market, semi-annual swap rate quotations provided to the calculation agent by up to five leading swap dealers in the New York City interbank market at approximately 3:00 p.m., New York City time, on the Observation Date. For this purpose, the mid-market, semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. dollar interest rate swap transaction with a 10-year term commencing on the Observation Date and in an amount, as determined by the calculation agent, that is representative for a single transaction in the relevant market at the relevant time with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to three-month U.S. Dollar London Interbank Offered Rate (ICE Benchmark Administration). The calculation agent will select the five swap dealers and will request the principal New York City office of each of those dealers to provide a quotation of its rate. If at least three quotations are provided, the Reference Rate for the Observation Date will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If fewer than three leading swap dealers selected by the calculation agent provide quotations as described above, the Reference Rate will be determined by the calculation agent, in good faith and in a commercially reasonable manner.

JPMorgan Structured Investments —	PS-1
Yield Notes Linked to the 10-Year U.S. Dollar ICE Swap Rate

What Are the Total Return and Total Payments on the Notes, Assuming a Range of Performances for the Reference Rate?

The following table and examples illustrate the hypothetical total return and total payments on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the total payments on the notes per $1,000 principal amount note to $1,000. Each hypothetical total return or total payment set forth below assumes an Initial Reference Rate of 1.80% and an Interest Payment of $33.4375 per $1,000 principal amount note and reflects the Buffer Amount of 30%. The actual Interest Payment will be provided in the pricing supplement and will not be less than $33.4375 per $1,000 principal amount note. Each hypothetical total return or total payment set forth below is for illustrative purposes only and may not be the actual total return or total payment applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Reference Rate	Reference Rate Return	Total Return	Total Payments Over the Term of the Notes
4.14000%	100.00%	-56.625%	$433.75
3.96000%	100.00%	-56.625%	$433.75
3.78000%	100.00%	-56.625%	$433.75
3.60000%	100.00%	-56.625%	$433.75
3.42000%	90.00%	-46.625%	$533.75
3.24000%	80.00%	-36.625%	$633.75
3.06000%	70.00%	-26.625%	$733.75
2.88000%	60.00%	-16.625%	$833.75
2.70000%	50.00%	-6.625%	$933.75
2.52000%	40.00%	3.375%	$1,033.75
2.34018%	30.01%	13.365%	$1,133.65
2.34000%	30.00%	13.375%	$1,133.75
2.16000%	20.00%	13.375%	$1,133.75
1.98000%	10.00%	13.375%	$1,133.75
1.89000%	5.00%	13.375%	$1,133.75
1.80000%	0.00%	13.375%	$1,133.75
1.71000%	-5.00%	13.375%	$1,133.75
1.62000%	-10.00%	13.375%	$1,133.75
1.44000%	-20.00%	13.375%	$1,133.75
1.26000%	-30.00%	13.375%	$1,133.75
1.25982%	30.01%	13.365%	$1,133.65
1.08000%	-40.00%	3.375%	$1,033.75
0.90000%	-50.00%	-6.625%	$933.75
0.72000%	-60.00%	-16.625%	$833.75
0.54000%	-70.00%	-26.625%	$733.75
0.36000%	-80.00%	-36.625%	$633.75
0.18000%	-90.00%	-46.625%	$533.75
0.00000%	-100.00%	-56.625%	$433.75
-0.18000%	-100.00%	-56.625%	$433.75
-0.36000%	-100.00%	-56.625%	$433.75
-0.54000%	-100.00%	-56.625%	$433.75

Hypothetical Examples of Amounts Payable on the Notes

The following examples illustrate how the total payments on the notes in different hypothetical scenarios are calculated.

Example 1: The Reference Rate increases from the Initial Reference Rate of 1.80% to a Final Reference Rate of 1.98%. Because the Final Reference Rate of 1.98% is greater than the Initial Reference Rate of 1.80% by up to the Buffer Amount of 30%, the investor receives total payments over the term of the notes of $1,133.75 per $1,000 principal amount note. These payments consist of interest payments of $133.75 per $1,000 principal amount note over the term of the notes and repayment of principal at maturity equal to $1,000 per $1,000 principal amount note.

Example 2: The Reference Rate decreases from the Initial Reference Rate of 1.80% to a Final Reference Rate of 1.62%. Although the Final Reference Rate of 1.62% is less than the Initial Reference Rate of 1.80%, because the Final Reference Rate is not less than the Initial Reference Rate by more than the Buffer Amount of 30%, the investor receives total payments over the term of the notes of $1,133.75 per $1,000 principal amount note. These payments consist of interest payments of $133.75 per $1,000 principal amount note over the term of the notes and repayment of principal at maturity equal to $1,000 per $1,000 principal amount note.

Example 3:  The Reference Rate increases from the Initial Reference Rate of 1.80% to a Final Reference Rate of 2.88%.  Although the Final Reference Rate of 2.88% is greater than the Initial Reference Rate of 1.80%, because the Final

JPMorgan Structured Investments —	PS-2
Yield Notes Linked to the 10-Year U.S. Dollar ICE Swap Rate

Reference Rate is greater than the Initial Reference Rate by more than the Buffer Amount of 30% and the Reference Rate Return is 60%, the investor receives total payments over the term of the notes of $833.75 per $1,000 principal amount note.  These payments consist of interest payments of $133.75 per $1,000 principal amount note over the term of the notes and a payment at maturity of $700, calculated as follows:

$1,000 – [($1,000 × (60% – 30%)] + $133.75 = $833.75

Example 4: The Reference Rate decreases from the Initial Reference Rate of 1.80% to a Final Reference Rate of 0.54%. Because the Final Reference Rate of 0.54% is less than the Initial Reference Rate of 1.80% by more than the Buffer Amount of 30% and the Reference Rate Return is -70%, the investor receives total payments over the term of the notes of $733.75 per $1,000 principal amount note. These payments consist of interest payments of $133.75 per $1,000 principal amount note over the term of the notes and a payment at maturity of $600, calculated as follows:

$1,000 + [$1,000 × (-70% + 30%)] + $133.75 = $733.75

Example 5:  The Reference Rate increases from the Initial Reference Rate of 1.80% to a Final Reference Rate of 3.96%.  Because the Final Reference Rate of 3.96% is greater than the Initial Reference Rate of 1.80% by more than the Buffer Amount of 30% and the Reference Rate Return would have been greater than 100% but for the cap on the Reference Rate Return of 100%, the Reference Rate Return is 100%.  As a result, the investor receives total payments over the term of the notes of $433.75 per $1,000 principal amount note.  These payments consist of interest payments of $133.75 per $1,000 principal amount note over the term of the notes and a payment at maturity of $300, calculated as follows:

$1,000 – [($1,000 × (100% – 30%)] + $133.75 = $433.75

Example 6: The Reference Rate decreases from the Initial Reference Rate of 1.80% to a Final Reference Rate of -0.18%. Because the Final Reference Rate of -0.18% is less than the Initial Reference Rate of 1.80% by more than the Buffer Amount of 30% and the Reference Rate Return would have been less than -100% but for the floor on the Reference Rate Return of -100%, the Reference Rate Return is -100%. As a result, the investor receives total payments over the term of the notes of $133.75 per $1,000 principal amount note. These payments consist of interest payments of $133.75 per $1,000 principal amount note over the term of the notes and a payment at maturity of $300, calculated as follows:

$1,000 + [$1,000 × (-100% + 30%)] + $133.75 = $433.75

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS-3
Yield Notes Linked to the 10-Year U.S. Dollar ICE Swap Rate

Selected Purchase Considerations

•	THE NOTES OFFER A HIGHER YIELD THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US — The notes will pay an Interest Payment of at least $33.4375 per $1,000 principal amount note on each Interest Payment Date over the term of the notes, resulting in a yield that is higher than the yield currently available on debt securities of comparable maturity issued by us. Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.

•	INTEREST PAYMENTS — The notes offer Interest Payments as specified on the cover of this pricing supplement. Interest Payments will be payable to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date. If an Interest Payment Date is not a business day, payment will be made on the next business day immediately following such day, but no additional interest will accrue as a result of the delayed payment.

•	THE NOTES DO NOT PROVIDE FOR THE FULL RETURN OF YOUR PRINCIPAL IF THE FINAL REFERENCE RATE IS SIGNIFICANTLY GREATER THAN OR SIGNIFICANTLY LESS THAN THE INITIAL REFERENCE RATE — We will pay you your principal back at maturity only if the Final Reference Rate is greater than the Initial Reference Rate by up to the Buffer Amount, is equal to the Initial Reference Rate or is less than the Initial Reference Rate by up to the Buffer Amount. However, if the Final Reference Rate is greater than or less than the Initial Reference Rate by more than the Buffer Amount, you will lose up to 70% of the principal amount of your notes at maturity. If the Final Reference Rate is greater than or equal to 200% of the Initial Reference Rate or less than or equal to 0%, your payment at maturity per $1,000 principal amount note, excluding the final Interest Payment, will be equal to $300 per $1,000 principal amount note, subject to the credit risk of JPMorgan Chase & Co.

•	RETURN LINKED TO THE 10-YEAR U.S. DOLLAR ICE SWAP RATE — The ICE Swap Rate is the “constant maturity swap rate” that measures the annual fixed rate of interest payable on a hypothetical fixed-for-floating U.S. dollar interest rate swap transaction with a 10-year maturity. In such a hypothetical swap transaction, the fixed rate of interest, payable semi-annually on the basis of a 360-day year consisting of twelve 30-day months, is exchangeable for a floating three-month USD London Interbank Offered Rate (“three-month USD LIBOR”) based payment stream that is payable quarterly on the basis of the actual number of days elapsed during a quarterly period in a 360-day year. Three-month USD LIBOR reflects the rate at which banks lend U.S. dollars to each other for a term of three months in the London interbank market.

•	TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4a-I. Based on the advice of Davis Polk & Wardwell LLP, our special tax counsel, and on current market conditions, in determining our reporting responsibilities we intend to treat the notes for U.S. federal income tax purposes as units each comprising: (x) a derivative contract (the “Derivative Contract”) that requires you to pay us at maturity an amount equal to the Deposit in exchange for your receipt of an amount equal to the Payment at Maturity and the Derivative Payments as described below and (y) a Deposit of $1,000 per $1,000 principal amount note to secure your obligation under the Derivative Contract. Under this approach, a portion of each Interest Payment will be treated as interest on the Deposit, and the remainder as a payment to you under the Derivative Contract (a “Derivative Payment”). You should review the discussion in “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Units Each Comprising a Put Option and a Deposit – Notes with a Term of More than One Year” in the accompanying product supplement no. 4a-I, reading all references therein to a “Put Option” and “Put Premium” as references to a “Derivative Contract” and “Derivative Payment.” To the extent the discussion in this section is inconsistent with the tax treatment described in that section, the discussion herein is controlling. The remainder of this discussion assumes this treatment is respected, unless otherwise indicated.

Under the treatment described above, your tax consequences of owning and disposing of a note are unclear. Our special tax counsel is of the view that one reasonable treatment of the Derivative Contract is as a notional principal contract, in which case you may be required to accrue the Derivative Payments into income under applicable Treasury regulations periodically (prior to the receipt of the corresponding cash), although it is possible that this income could be offset in whole or part by an imputed deduction, as described in the preamble to certain proposed Treasury regulations governing notional principal contracts with contingent nonperiodic payments (which might affect the treatment of the Derivative Contract at maturity, as discussed further below). To the extent that we have reporting obligations with respect to the notes, we intend to treat the Derivative Contract as a notional principal contract, and the remainder of this discussion assumes that this treatment is respected, unless otherwise indicated.

We will determine the portion of each Interest Payment on the notes that we will allocate to interest on the Deposit and to the related Derivative Payment, respectively, and will provide that allocation in the pricing supplement for the notes.  If the notes had priced on March 8, 2016, we would have allocated approximately 13.92% of each Interest Payment to interest on the Deposit and the remainder to the related Derivative Payment.  The actual allocation that we will determine for the notes may differ from this hypothetical allocation, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities on the Pricing Date.  Assuming that the treatment of the notes as units each comprising a Derivative Contract and a Deposit is respected, amounts treated as interest on the Deposit will be taxed as ordinary income. The treatment of the Derivative Payments is unclear, as described above.

JPMorgan Structured Investments —	PS-4
Yield Notes Linked to the 10-Year U.S. Dollar ICE Swap Rate

Tax Treatment at Maturity. If a note is held to maturity, any gain or loss recognized by you with respect to the Derivative Contract will be ordinary income or loss to you.  In the event of a loss, if you are an individual, your deduction may be subject to the 2% floor on “miscellaneous itemized deductions.”  You should consult your tax adviser regarding the application of the relevant rules to the maturity of the Derivative Contract, including certain rules relating to the treatment of “nonperiodic payments.”

Sale or Exchange of a Note. Upon sale or exchange of a note prior to maturity, the Deposit will be treated as sold for its fair market value, excluding any accrued but unpaid interest, which will be treated as described above.  The amount of gain or loss on the Deposit will equal the amount realized that is attributable to the Deposit, minus your tax basis in the Deposit.  That gain or loss will be short-term capital gain or loss unless you hold the notes for more than one year, in which case the gain or loss should be long-term capital gain or loss, whether or not you are an initial purchaser of the notes at the issue price.

The rules related to the “termination” of a notional principal contract under these circumstances are complex, and depend in part upon how the  Derivative Payments have been treated prior to the termination.  Moreover, it is unclear whether any resulting gain or loss would be ordinary or capital in character. You should consult your tax adviser concerning the tax consequences of a sale or exchange of a note prior to maturity.

Alternative Treatments of the Notes. The tax treatment of the notes is unclear.  There are other reasonable treatments that the IRS or a court may adopt, in which case the timing and character of any income or loss on the notes could be materially and adversely affected. For instance, the Derivative Payment could be viewed as in the nature of consideration for entry into a derivative position with respect to the ICE Swap Rate, in which case you might not be required to recognize income in respect of the Derivative Contract prior to maturity.  However, the character of any gain or loss recognized in respect of the Derivative Contract would be unclear under this treatment.

Other alternative treatments are possible, under which you could be required to include amounts in income during the term of your notes different from those described above, and/or to treat all or a portion of the gain or loss on the sale or exchange of your notes as ordinary income or loss or as short-term capital gain or loss, without regard to how long you have held the notes.  You should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including the alternative treatments described herein.

Risks Relating to the 2007 Notice. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses on a number of issues, the most relevant of which for investors in the notes are the character of income or loss (including whether the Derivative Payment might be currently included as ordinary income) and the degree, if any, to which income realized by non-U.S. investors should be subject to withholding tax.  While it is not clear whether the notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

FATCA. Withholding under legislation commonly referred to as “FATCA” will apply to amounts treated as interest or other “fixed or determinable annual or periodical” income (“FDAP Income”) for U.S. federal income tax purposes paid with respect to the notes. Notwithstanding anything to the contrary in the accompanying product supplement no. 4a-I, under a recent IRS notice, withholding under FATCA will not apply to payments of gross proceeds (other than any amount treated as FDAP Income) of a taxable disposition of the notes. You should consult your tax adviser regarding the potential application of FATCA to the notes.

You should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by the 2007 notice.  Purchasers who are not initial purchasers of notes at the issue price should also consult their tax advisers with respect to the tax consequences of an investment in the notes, including possible alternative treatments, as well as the allocation of the purchase price of the notes between the Deposit and the Derivative Contract.

JPMorgan Structured Investments —	PS-5
Yield Notes Linked to the 10-Year U.S. Dollar ICE Swap Rate

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 4a-I and below.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS IF THE FINAL REFERENCE RATE IS SIGNIFICANTLY GREATER THAN OR SIGNIFICANTLY LESS THAN THE INITIAL REFERENCE RATE — The notes do not guarantee any return of principal. If the Final Reference Rate is greater than or less than the Initial Reference Rate by more than the Buffer Amount, you will lose 1% of your principal amount at maturity for every 1% that the Final Reference Rate is greater than or less than the Initial Reference Rate by more than the Buffer Amount. In no event, however, will the Reference Rate Return be greater than 100% or less than -100%. Accordingly, under these circumstances, you will lose up to 70% of the principal amount of your notes at maturity.

•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

•	THE APPRECIATION POTENTIAL OF THE NOTES IS LIMITED, AND YOU WILL NOT PARTICIPATE IN ANY INCREASE, OR BENEFIT FROM ANY DECLINE, IN THE REFERENCE RATE — The appreciation potential of the notes is limited to the sum of the interest payments, regardless of any increase or decrease in the Reference Rate, which may be significant. The Interest Payment is a fixed amount and is not linked to the Reference Rate. You will not participate in any increase, or benefit from any decline, in the Reference Rate. Accordingly, the return on the notes may be significantly less than the return on a direct investment (long or short) in the Reference Rate during the term of the notes.

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as JPMS’s estimated value. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement no. 4a-I for additional information about these risks.

In addition, the ICE Swap Rate is administered by ICE Benchmark Administration, and we are represented on the ICE Swap Rate Oversight Committee, which is responsible for monitoring the administration of the ICE Swap Rate. We and our affiliates will have no obligation to consider your interests as a holder of the notes in taking any actions in connection with participation on the ICE Swap Rate Oversight Committee that might affect the ICE Swap Rate or the notes.

•	JPMS’S ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — JPMS’s estimated value is only an estimate using several factors. The original issue price of the notes will exceed JPMS’s estimated value because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.

•	JPMS’S ESTIMATED VALUE DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — JPMS’s estimated value of the notes is determined by reference to JPMS’s internal pricing models when the terms of the notes are set. This estimated value is based on market conditions and other relevant factors existing at that time and JPMS’s assumptions about market parameters, which can include volatility, interest rates and other factors. Different pricing models and assumptions could provide valuations for notes that are greater than or less than JPMS’s estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.

•	JPMS’S ESTIMATED VALUE IS NOT DETERMINED BY REFERENCE TO CREDIT SPREADS FOR OUR CONVENTIONAL FIXED-RATE DEBT — The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If JPMS were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate would have

JPMorgan Structured Investments —	PS-6
Yield Notes Linked to the 10-Year U.S. Dollar ICE Swap Rate

an adverse effect on the terms of the notes and any secondary market prices of the notes. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.

•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN JPMS’S THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our secondary market credit spreads for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our secondary market credit spreads for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” below.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the Reference Rate, including:

•	any actual or potential change in our creditworthiness or credit spreads;

•	customary bid-ask spreads for similarly sized trades;

•	secondary market credit spreads for structured debt issuances;

•	the actual and expected volatility of the Reference Rate;

•	the time to maturity of the notes;

•	interest and yield rates in the market generally; and

•	a variety of other economic, financial, political, regulatory, geographical, meteorological and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

•	THE REFERENCE RATE WILL BE AFFECTED BY A NUMBER OF FACTORS — The Reference Rate will depend on the a number of factors, including, but not limited to:

•	changes in, or perceptions about, future Reference Rate levels;

•	general economic conditions: the economic, financial, political, regulatory and judicial events that affect financial markets generally will affect the Reference Rate;

•	prevailing interest rates: the Reference Rate is subject to daily fluctuations depending on the levels of prevailing interest rates in the market generally; and

•	policy of the Federal Reserve Board regarding interest rates.

These and other factors may have a positive or negative effect on the performance of the Reference Rate.

•	THE REFERENCE RATE MAY BE VOLATILE — The Reference Rate is subject to volatility due to a variety of factors affecting interest rates generally, including:

•	sentiment regarding underlying strength in the U.S. and global economies;

•	expectations regarding the level of price inflation;

•	sentiment regarding credit quality in U.S. and global credit markets;

•	central bank policy regarding interest rates; and

•	performance of capital markets.

The Reference Rate may be negative. A Final Reference Rate that is greater than or less than the Initial Reference Rate by more than the Buffer Amount will result in a reduction of principal payment at maturity. In addition, these and other factors may have a negative impact on the value of your notes in the secondary market.

•	THE ICE SWAP RATE AND THE MANNER IN WHICH IT IS CALCULATED MAY CHANGE IN THE FUTURE — There can be no assurance that the method by which the ICE Swap Rate is calculated will continue in its current form. Any changes in the method of calculation could reduce the Reference Rate.

•	THE REFERENCE RATE MAY BE CALCULATED BASED ON DEALER QUOTATIONS OR BY THE CALCULATION AGENT IN GOOD FAITH AND IN A COMMERCIALLY REASONABLE MANNER — If on the Observation Date, the Reference Rate cannot be determined by reference to Reuters page “ICESWAP1” (or any successor page), then the

JPMorgan Structured Investments —	PS-7
Yield Notes Linked to the 10-Year U.S. Dollar ICE Swap Rate

calculation agent will determine the Reference Rate for the Observation Date on the basis of the mid-market, semi-annual swap rate quotations provided to the calculation agent by up to five leading swap dealers in the New York City interbank market at approximately 3:00 p.m., New York City time, on the Observation Date. If fewer than three leading swap dealers selected by the calculation agent provide quotations as described above, the Reference Rate will be determined by the calculation agent, in good faith and in a commercially reasonable manner. The Reference Rate determined in this manner may be different from the rate that would have been published on the applicable Reuters page and may be different from other published levels, or other estimated levels, of the ICE Swap Rate.

•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

•	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT — The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the pricing supplement. In particular, each of JPMS’s estimated value and the Interest Payment will be provided in the pricing supplement and each may be as low as the applicable minimum set forth on the cover of this pricing supplement. Accordingly, you should consider your potential investment in the notes based on the minimums for JPMS’s estimated value and the Interest Payment.

JPMorgan Structured Investments —	PS-8
Yield Notes Linked to the 10-Year U.S. Dollar ICE Swap Rate

Historical Information

The following graph sets forth the historical weekly performance of the Reference Rate from January 7, 2011 through March 4, 2016. The Reference Rate on March 7, 2016 was 1.756%. We obtained the levels of the Reference Rate above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification.

The historical levels of the Reference Rate should not be taken as an indication of future performance, and no assurance can be given as to the level of the Reference Rate on the Pricing Date or the Observation Date. We cannot give you assurance that the performance of the Reference Rate will result in the return of any of your principal amount in excess of $300 per $1,000 principal amount note, subject to the credit risk of JPMorgan Chase & Co.

JPMS’s Estimated Value of the Notes

JPMS’s estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. JPMS’s estimated value does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt.  For additional information, see “Selected Risk Considerations — JPMS’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt.” The value of the derivative or derivatives underlying the economic terms of the notes is derived from JPMS’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, JPMS’s estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — JPMS’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates.”

JPMS’s estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Considerations — JPMS’s Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and

JPMorgan Structured Investments —	PS-9
Yield Notes Linked to the 10-Year U.S. Dollar ICE Swap Rate

when these costs are incurred, as determined by JPMS. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than JPMS’s Then-Current Estimated Value of the Notes for a Limited Time Period.”

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Are the Total Return and Payment at Maturity on the Notes, Assuming a Range of Performances for the Reference Rate?” and “Hypothetical Examples of Amounts Payable on the Notes” in this pricing supplement for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Return Linked to the 10-Year U.S. Dollar ICE Swap Rate” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to JPMS’s estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

JPMorgan Structured Investments —	PS-10
Yield Notes Linked to the 10-Year U.S. Dollar ICE Swap Rate